SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

____________________________

Portugal Telecom, SGPS, S.A.

(Name of Subject Company (Issuer))

Sonae, SGPS, S.A.,

Sonaecom, SGPS, S.A.,

and

Sonaecom, B.V.

(Names of Filing Persons (Offerors))

____________________________

Ordinary Shares, nominal value of €0.35 per share

(Title of Class of Securities)

ISIN: PTPTC0AM0009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

737273102

(CUSIP Number of Class of Securities)

____________________________

Andre Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luisa Ferreira naecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

Copy to:

Scott V. Simpson

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, E14 5DS, England

Tel: +44 (0)20 7519 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

________________________________________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: (

This amended Tender Offer Statement (this “TO Amendment No. 11”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed initially with the United States Securities and Exchange Commission (“SEC”) on January 16, 2007 (and amended January 25, 2007, January 30, 2007, February 6, 2007, February 12, 2007, February 13, 2007, February 15, 2007, February 16, 2007, February 20, 2007, February 22, 2007, and February 28, 2007) by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), in connection with the Purchasers’ offer to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”) of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares, each representing one Ordinary Share, wherever located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Simultaneously with the Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares held by non-U.S. holders and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the Offer. This TO Amendment No. 11 is filed on behalf of the Purchasers.

The information in the Offer to Purchase and the related ADS Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 9, AND ITEM 11.

Items 1 through 9, and Item 11, of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, the related ADS Letter of Transmittal and all other related materials, are hereby amended and supplemented as follows:

1.            The second sentence of the first paragraph in the Summary Term Sheet of the Offer to Purchase relating to the answer to the question, “Will you do a compulsory acquisition after the tender offer?” that begins on page 8 is amended and restated as follows:

“If, following the offers, we own PT shares representing more than 90% of the outstanding voting rights of PT and we acquire more than 90% of the shares subject to the offers, we are permitted to use the compulsory acquisition mechanism provided for in article 194 of the Portuguese Securities Code to purchase the remaining PT shares (including shares represented by ADSs) still held by the public, subject to the condition that after the completion of any secondary public offer of PT shares completed by Sonaecom within the three-month period following the offers, the Purchasers’ participation in the share capital of PT remains above 90%.”

2.            The first sentence of the second paragraph in the section of the Offer to Purchase titled “Possible Effects of the Offers on the Market for PT Shares – Section 1. Effects of the Offers on the Market for the PT Shares” that begins on page 36 is hereby amended and restated as follows:

2

“If we own PT shares representing more than 90% of the outstanding voting rights of PT, we acquire more than 90% of the shares subject to the Offers and the Class A Shares are tendered in the Portuguese Offer, we will exercise the right to effect compulsory acquisition of outstanding PT Shares during the three-month period immediately following the Euronext Special Session, subject to the condition that after the completion of the Secondary Offer (as defined below), the Purchasers’ participation in the share capital of PT remains above 90%.”

3. The second paragraph in the section in the Offer to Purchase titled “Purpose of the Offers; Plans for the Combined Company – 1. Plans for the Combined Company” that begins on page 49 is hereby amended and restated as follows:

“In the event the Offers are successful, we intend to change the composition of the Board of Directors of PT so that at least a majority of directors are appointed by us. The implementation of the Sonaecom Project, as defined below, will be effected through the exercise of our rights as a controlling shareholder of PT and, indirectly, its subsidiaries, in accordance with relevant legal and statutory powers and subject to applicable law. Prior to the acquisition of 100% of PT, all corporate and business transactions between companies in the PT Group and companies in the Sonaecom Group will be conducted on an arm’s length basis and, as such, will have no value impacts on minority shareholders. Whenever such transactions involve, on one side, PT or any of its subsidiaries and, on the other side, any subsidiary of the Sonae Group which is not under the control of PT, such transactions will be supported by independent valuations by third party investment banks acting for the interested parties.”

4.            The section in the Offer to Purchase titled “Purpose of the Offers; Plans for the Combined Company – 5. Dividend Policy of PT” that begins on page 60 is hereby amended and restated as follows:

“Sonaecom undertakes, as a controlling shareholder of PT, to pursue, during the period from 2007 through 2010, certain measures aimed at maximizing the funds distributable to shareholders.

In the event the Offer is successful, Sonaecom will propose and vote in favor of the distribution to shareholders of PT annual dividends and reserves in the following minimum amounts, provided that sufficient distributable funds exist (or, if such distributable funds are not sufficient, the amount of those funds):

	2007	2008	2009	2010	Total
Total amount (€ billion) (1)	1.8	2.1	0.7	1.0	5.7(3)
€ per PT Share (2)	1.6	1.9	0.7	0.9	5.1

(1) Distributable funds are those that could be generated by PT’s business activity including asset sales and other restructurings (Sonaecom will vote in favor of any share capital reduction needed to maximize the distributable funds). Share capital reductions require approval by a qualified majority PT Shares and must not be opposed by holders representing a majority of the Class A Shares. The non-opposition of a majority of the Class A Shares is also required for all distributions in excess of 40% of the annual net income of PT (this requirement is also applicable to the remuneration package proposed by the Board of Directors of PT) .

(2) Assuming the market price of PT’s shares is equivalent the Offer price of € 10.50 per PT Share, it is estimated that the proposed remuneration package may have a negative impact of €3.66 per share in the market price of PT Shares, due to the extraordinary dividend distributions during the period 2007-2010. The extraordinary dividend distributions were calculated as the difference between the above mentioned distributions and the ordinary dividends announced by PT in the document published by its Board of Directors regarding the Offer price revision on February 20, 2007. It’s important to note that the impact here referred is equivalent to the one mentioned in PT’s document (€2.12 per PT Share). The only difference between the two values is due to the share-buy-back announced by PT being considered not to have an impact in the stock market price per share.”

(3) Source: Update of PT Board of Directors’ report on the offer price revision, dated February 20, 2007: total amount of shareholder remuneration package proposed by PT of €6.2 billion, not considering the amount of the 2005 dividend, already distributed in 2006, in the amount of €0.5 billion.

4.            The section in the Offer to Purchase titled “Purpose of the Offers; Plans for the Combined Company” that begins on page 49 is hereby amended to add the following after the section titled “– 5. Dividend Policy of PT”:

“6. PT’s Secondary Public Offer

Should the Purchasers acquire more than 60% of the share capital of PT in the Offers, Sonaecom, in the period of up to three months starting after the end of the offer period, commits to PT shareholders of record as of March 9, 2007 to carry out a secondary public offer of PT ordinary shares acquired by the Purchasers in the Offers at the then prevailing market price, but in no event at less than €10.50 per share (the “Secondary Offering”). Such price will be adjusted by any gross dividends and/or other distributions to shareholders. The Secondary Offering will be undertaken as long as the size of the offering is greater than €200 million in value, as determined by multiplying the price per share of such secondary public offer by the number of Ordinary Shares that will form part of the offer, which is the number of PT shares acquired by the Purchasers in excess of 60% of the total share capital of PT, to ensure a meaningful transaction size. PT shareholders will be permitted to participate in the Secondary Offering to the extent permitted by applicable law and will have the right to acquire PT shares in the Secondary Offering on a pro-rata basis to their shareholdings as at March 9, 2007. The Purchasers undertake no obligation to qualify or register the PT shares for sale in the Secondary Offering in any jurisdiction. ”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(Q)	English translation and original Portuguese text of an advertisement titled, “Win-Win,” published in local newspapers in Portugal on March 1, 2007
(a)(5)(R)	English translation and original Portuguese text of an advertisement titled, “Who is afraid of your decision?” published in local newspapers in Portugal on March 1, 2007
(a)(5)(S)	English translation and original Portuguese text of an advertisement titled, “Abstaining is saying no,” published in local newspapers in Portugal on March 1, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

SONAE, SGPS, S.A.

By:	/s/ Belmiro Mendes De Azevedo

Name:	Belmiro Mendes De Azevedo

Title:	Chairman of the Board of Directors

By:	/s/ Ângelo Paupério

Name:	Ângelo Paupério

Title:	Director

SONAECOM, SGPS, S.A.

By:	/s/ Christopher Lawrie

Name:	Christopher Lawrie

Title:	Director

By:	/s/ Luís Reis

Name:	Luís Reis

Title:	Director

SONAECOM, B.V.

By:	/s/ Christopher Lawrie

Name:	Christopher Lawrie

Title:	Director

By:	/s/ Luís Reis

Name:	Luís Reis

Title:	Director

Date: March 1, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated January 16, 2007*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(E)	Form of Notice of Guaranteed Delivery*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Summary Advertisement dated January 16, 2007*
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January 15, 2007*
(a)(5)(B)	Response document issued by Sonaecom, SGPS, S.A. on January 24, 2007**
(a)(5)(C)	Roadshow presentation issued by Sonaecom, SGPS, S.A. on January 29, 2007***
(a)(5)(D)	Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(E)	English translation of Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(F)	Announcement of recommendation of ISS to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 13, 2007*****
(a)(5)(G)	Announcement of recommendation of Glass Lewis to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 15, 2007******
(a)(6)(H)	Portuguese language announcement of increase in offer price issued in Portugal by Sonaecom, SGPS, S.A. on February 15, 2007*******
(a)(5)(I)	English language announcement of increase in offer price issued in the United States by Sonaecom, SGPS, S.A. on February 15, 2007*******
(a)(5)(J)	Summary Investor Presentation: Best and Final Cash Offer dated February 16, 2007********
(a)(5)(K)	Text of newspaper advertisement dated February 19, 2007********
(a)(5)(L)	Response document issued by Sonaecom, SGPS, S.A. on February 21, 2007*********
(a)(5)(M)	Statement confirming final offer issued by Sonaecom, SGPS, S.A. on February 22, 2007*********

(a)(5)(N)	Announcement of the CMVM’s statement on the blocking of shares issued by Sonaecom, SGPS, S.A. on February 22, 2007*********
(a)(5)(O)

Announcement of commitment to a shareholder remuneration plan equal or higher to the proposal presented by PT’s Board of Directors and commitment to increase free-float at the option of PT shareholders issued by Sonaecom, SGPS, S.A. on February 27, 2007**********

(a)(5)(P)

Announcement of a request by Sonaecom to the CMVM to amend the Portuguese prospectus and the consequential suspension of the Portuguese Offer, issued by Sonaecom SGPS, S.A. on February 28, 2007**********

(a)(5)(Q)	English translation and original Portuguese text of an advertisement titled “Win-Win” published in local newspapers in Portugal on March 1, 2007
(a)(5)(R)	English translation and original Portuguese text of an advertisement titled, “Who is afraid of your decision?” published in local newspapers in Portugal on March 1, 2007
(a)(5)(S)	English translation and original Portuguese text of an advertisement titled “Abstaining is saying no” published in local newspapers in Portugal on March 1, 2007
(b)(1)	Cash Confirmation Facility dated January 12, 2007*
(b)(2)	Undertaking to Pay dated January 12, 2007*
(b)(3)	Common Terms Agreement dated January 12, 2007
(b)(4)	Form of Acquisition Facility Agreement*
(b)(5)	English summary of Portuguese language commercial paper program between Sonae and Banco Comercial Português S.A. dated December 5, 2006*
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007*
(b)(7)	First Amending Agreement dated February 19, 2007********
(b)(8)	Undertaking to Pay Amendment Letter dated February 19, 2007********
(b)(9)	English language summary of Portuguese language commercial paper program between Sonae and ABN Amro Bank, N.V. dated February 19, 2007********
(b)(10)	English translation of Portuguese language Confirmation Letter of ABN Amro Bank, N.V. dated February 19, 2007********

*	Previously filed on Schedule TO dated January 16, 2007
**	Previously filed on Amendment 1 to the Schedule TO dated January 25, 2007
***	Previously filed on Amendment 2 to the Schedule TO dated January 30, 2007
****	Previously filed on Amendment 4 to the Schedule TO dated February 12, 2007
*****	Previously filed on Amendment 5 to the Schedule TO dated February 13, 2007
******	Previously filed on Amendment 6 to the Schedule TO dated February 15, 2007
*******	Previously filed on Amendment 7 to the Schedule TO dated February 16, 2007
********	Previously filed on Amendment 8 to the Schedule TO dated February 20, 2007
*********	Previously filed on Amendment 9 to the Schedule TO dated February 22, 2007
**********	Previously filed on Amendment 10 to the Schedule TO dated February 28, 2007